Phillip and Linda Wiland
8000 North 41st Street
Longmont, Colorado 80503

December 19, 2002

Ms. Virginia Bayless and Mr. Kenneth Gassman
Special Committee of the Board of Directors
Concepts Direct, Inc.
2950 Colorful Avenue
Longmont, CO 80504

Ladies and Gentlemen:

Linda and I are pleased to submit to you this letter of intent for the acquisition of Concepts Direct, Inc. (the “Company”) in exchange for the consideration set forth below. This letter is an expression of intent and no party or any affiliate of a party is bound in any manner by reason of this letter of intent, excepting paragraph 6, which is intended to constitute a binding agreement among the parties. The principal terms of the acquisition (the “Transaction”) are set forth below:

1.    Price Indication.    Phillip and Linda Wiland (the “Wilands”) or our affiliates would pay approximately $0.68 per share cash, or approximately $2,114,804, based on approximately 3,110,007 shares owned by persons other than the Wilands. This represents a 30.8% premium to the closing price on December 19, 2002. In addition, at closing the Wilands would pay off the balance, including all accrued interest, of the Promissory Note issued pursuant to a Note and Purchase Agreement, dated April 26, 2002, by and between St. Cloud Capital Partners, LP (“St. Cloud”) and the Company.

2.    Transaction Structure.    The transaction will be structured as a cash merger.

3.    Anticipated Timing.    If the Company’s Board of Directors fails to approve the terms of this letter of intent on or before January 3, 2003, this letter of intent shall expire. Upon execution of this letter of intent, the parties will begin the negotiation of a definitive merger agreement (the “Definitive Agreement”). Because of our relationship with the Company we believe we can quickly negotiate and enter into a Definitive Agreement because the Definitive Agreement will contain fewer representations and warranties and closing conditions by the Company than a customary merger agreement would contain. The Definitive Agreement will not contain a financing contingency. We will endeavor to enter into a Definitive Agreement on or before January 17, 2003, to submit to the stockholders of the Company for approval as soon as possible and close quickly thereafter.

Ms. Virginia Bayless and Mr. Kenneth Gassman
December 19, 2002

4.    Information and Access.    We believe that an extended period of due diligence would likely distract the Company’s management from giving proper attention to critical matters and cause the Company to incur high legal, investment banking and accounting fees, and other unnecessary transaction costs, which could have adverse effects on the value of the Company. Because of this, the Wilands are prepared to forego extended diligence and will complete due diligence by January 17, 2003, or earlier if a Definitive Agreement is signed earlier.

The Company will afford the Wilands and their legal and accounting advisors, consultants, and other authorized representatives the opportunity to conduct their due diligence investigations of the Company’s business and affairs. Such due diligence efforts will be conducted during normal business hours and in a manner that is not disruptive to the conduct of the business of the Company. The Wilands and their representatives will conduct these investigations with discretion.

5.    Contingencies.    The obligation of the Wilands to complete the Transaction would be conditioned on: (i) the satisfactory completion of the Wilands’ business due diligence; (ii) the satisfactory completion of the Wilands’ legal and accounting advisors’ due diligence investigations of the Company; (iii) the execution of the Definitive Agreement, reflecting the terms of the Transaction and containing representations, warranties, covenants, and agreements satisfactory in form and substance to the Wilands; (iv) the receipt of all material consents and approvals necessary for the consummation of the Transaction, including approval of the Company’s board of directors and stockholders; (v) the absence of any material adverse changes in the Company’s business, assets, condition (financial or otherwise), or prospects; and (vi) a waiver by St. Cloud of the Company’s obligation to register the resale of certain shares pursuant to the Investors Rights Agreement dated April 26, 2002 until either 30 days after the Definitive Agreement is terminated in accordance with its terms or the Transaction is consummated (in which case the registration right will terminate pursuant to the terms of the Investors Rights Agreement).

6.    Exclusivity.    Subsequent to the date of this letter of intent and through the earlier of January 17, 2003, or termination of negotiations by the mutual written consent of the parties, the Company shall not, directly or indirectly, through any officer, director, employee, stockholder, agent, partner, affiliate, or otherwise (i) enter into any agreement, agreement in principle, or other commitment (whether or not legally binding) relating to any business combination with, recapitalization of, or acquisition or purchase of all or a significant portion of the assets of, or any material equity interest in, the Company or its subsidiaries or relating to any other similar transaction (a “Competing Transaction”); (ii) solicit, initiate, or encourage the submission of any proposal or offer from any person or entity (including any of its officers; directors, employees, and agents) relating to any Competing Transaction, or (iii) participate in any discussions or negotiations regarding furnishing to any other person or entity any information with respect to, or otherwise cooperate with, assist, participate in, facilitate, or

Ms. Virginia Bayless and Mr. Kenneth Gassman
December 19, 2002

encourage, any effort or attempt by any person or entity to effect a Competing Transaction. The Company shall notify the Wilands promptly if any proposal regarding a Competing Transaction (or any inquiry or contact with any person or entity with respect thereto) is made and shall advise the Wilands of the contents thereof (and, if in written form, provide the Wilands with copies thereof).

The Wilands are very interested in pursuing the Transaction. This letter is intended to reflect the current intentions of the parties and replaces and supersedes any prior letters, e-mails, or oral communications. This letter does not constitute an offer to purchase or a solicitation of an offer to sell any securities of the Company. Please indicate your agreement with the foregoing by executing this letter in the space provided below and returning to our counsel, Jeffrey Sherman at Faegre & Benson LLP, by fax to (303) 607-3600 no later than 5:00 p.m. Mountain Standard Time, January 3, 2003. If not received by that time, this letter of intent shall automatically expire and be of no further force or effect.

We look forward to working with you toward the successful completion of the Transaction.

Very truly yours,

PHILLIP and LINDA WILAND

________________________________________
Phillip A. Wiland

________________________________________
Linda S. Wiland

Agreed and Accepted this ____ day of ______________, 200_.

CONCEPTS DIRECT, INC.

By:_____________________________________
        Kenneth Gassman

By:_____________________________________
        Virginia Bayless